Exhibit 99.1

HAFNIA LIMITED: Exercise of options by a primary insider

Singapore, 4 June 2024

On 3 June 2024, Mikael Skov, CEO and primary insider of Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), exercised vested options granted under the Company’s “LTIP 2022” program. The exercised options will be settled by the Company by transfer of treasury shares.

Following delivery of the shares for the exercised options, the Company will hold 661,946 treasury shares.

For more information see the attached mandatory notification of trade.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Mikael Skov
2	Reason for the notification
a)	Position/status		Chief Executive Officer
b)	Initial notification/Amendment		Initial notification
3	Details of issuer
a)	Name		Hafnia Limited
b)	LEI		5493001KCFT0SCGJ2647
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Options related to shares in Hafnia Limited (ISIN: BMG4233B1090) as underlying.
b)	Nature of the transaction		Exercise of options relating to shares in Hafnia Limited (ISIN: BMG4233B1090).
c)	Price(s) and volume(s)		Price	Volume
			NOK 0.70	731,687
d)	Aggregated information		Exercise of 731,687 options for a total of NOK 512,180.90.
	—	Aggregated volume
	—	Price
e)	Date of the transaction		03.06.2024
f)	Place of the transaction		Outside a trading venue